Exhibit 99.1

Crypto x Payments Ecosystem Advances Toward Production-Grade Deployment as Institutional Coordination

NEW YORK CITY, NY / ACCESS Newswire / March 27, 2026 / Black Titan Corporation (NASDAQ:BTTC)

The crypto x payments sector moved decisively toward a more operational and institutionally legible footing during the week of March 11–17, as a series of verified developments across global card networks, stablecoin issuers, agent-payment infrastructure providers, and regulators pointed to the same conclusion: the market is progressing beyond experimentation and into a phase defined by deployability, compliance architecture, and infrastructure coordination.

The week’s most consequential institutional signal came on March 11, when Mastercard announced the launch of its Crypto Partner Program, a global initiative bringing together more than 85 crypto-native firms, payments providers, and financial institutions. Mastercard positioned the program around practical integration between digital-asset infrastructure and existing payment systems, with explicit attention to remittances, B2B flows, payouts, settlement, and the broader convergence of tokenized money with established financial rails. Rather than emphasizing speculative activity, the announcement underscored a framework for making on-chain payment capabilities interoperable with legacy-scale commercial infrastructure.

In parallel, the regulatory environment showed signs of becoming more adaptive. Also on March 11, Bank of England Deputy Governor Sarah Breeden said the central bank was open to revising its proposed rules for systemic sterling stablecoins. Reuters reported that the Bank is willing to reconsider aspects of its framework, including whether its proposed reserve structure may be overly conservative, with draft rules expected for consultation in June 2026. For the market, the significance lies less in immediate rule changes than in the message that policymakers remain prepared to refine payment-stablecoin frameworks as the sector matures.

On the infrastructure side, Coinbase expanded the reach of its agentic payments tooling on March 11 by bringing the x402 Facilitator to Polygon. According to Coinbase, developers can now accept USDC via x402 on Polygon, Base, and Solana, with gas sponsorship and built-in compliance features. The company explicitly framed the rollout around machine-native commercial activity, including pay-per-request API monetization and other forms of automated settlement that are increasingly central to agentic software architectures. The expansion strengthens the view that programmable payments are becoming easier to implement at the application layer rather than remaining confined to experimental demos.

Stablecoin settlement rails widened further the same day as Circle announced that USDC and CCTP are now live on Morph. Circle said the deployment enables stablecoin settlement, cross-chain transfers, and enterprise-grade scalability for use cases including payments, remittances, and business transactions. In practical terms, the launch adds another payments-oriented Layer 2 venue to Circle’s growing distribution footprint and supports the broader trend toward making regulated digital dollars more readily available across operational blockchain environments.

Circle followed that product expansion with a controls-and-assurance milestone on March 12, disclosing that Deloitte & Touche LLP had performed a SOC 1 Type 2 examination of the Circle Mint system. Circle stated that the examination covered the period from October 1, 2024, through September 30, 2025, and evaluated controls relevant to financial reporting, including transaction processing, system operations, logical access, change management, and data integrity. For banks, fintechs, and enterprise counterparties, such assurance matters because it reduces diligence friction and strengthens the case for using stablecoin infrastructure within more formal treasury and payments workflows.

Security architecture for AI-linked transaction flows also advanced this week. On March 13, MoonPay announced that Ledger now supports MoonPay Agents, enabling users to verify and sign agent-generated transactions through a Ledger secure signer while keeping private keys on the hardware device. MoonPay described the release as native Ledger signer support for its CLI wallet, allowing multi-chain agent workflows to operate with human approval and hardware-backed key protection. The update addresses one of the most important constraints in agentic commerce: how to enable automation without surrendering wallet security or control authority.

The payments buildout also extended across Asia-Pacific. On March 11, Ripple said it plans to secure an Australian Financial Services License through the proposed acquisition of BC Payments Australia Pty Ltd. Ripple stated that the move would strengthen its ability to offer a regulated, end-to-end payments platform in Australia and across APAC, spanning onboarding, compliance, funding, foreign exchange, liquidity management, settlement, and payout. The announcement reinforced a broader theme visible throughout the week: growth in digital payments is increasingly being pursued through regulated market access, not around it.

Taken together, the week’s developments suggest that crypto x payments is entering a more disciplined phase in which scale, trust, compliance, and integration are becoming competitive differentiators. Mastercard is organizing ecosystem alignment, regulators are signalling flexibility, Coinbase is broadening agent-payment tooling, Circle is extending both settlement reach and enterprise assurance, MoonPay is tightening security around agent workflows, and Ripple is expanding licensed payments coverage in APAC. The result is not yet a fully autonomous financial web, but it is a measurable step toward infrastructure that can support one.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

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